FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-190588

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
SUPPLEMENT NO. 24 DATED DECEMBER 10, 2014
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 24, is part of the prospectus of Phillips Edison Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 22 dated November 21, 2014 (which superseded and replaced all prior supplements) and Supplement No. 23 dated December 2, 2014. This Supplement No. 24 replaces, supplements, modifies and supersedes certain information contained in the Prospectus, Supplement No. 22 and Supplement No. 23. This Supplement No. 24 will be delivered with the Prospectus, Supplement No. 22 and Supplement No. 23. Unless the context suggests otherwise, the terms “we” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purposes of this Supplement No. 24 are to provide information regarding

•	an update on the status of the offering; and

•	information regarding the acquisition of Spivey Junction.

Status of the Offering

We commenced our initial public offering on November 25, 2013, pursuant to which we are offering up to 80,000,000 shares of our common stock, par value $0.01 per share, in our primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 20,000,000 shares of our common stock pursuant to our distribution reinvestment plan initially at $23.75 per share. As of December 8, 2014, we had raised aggregate gross offering proceeds of approximately $541.0 million from the sale of approximately 21.8 million shares in our initial public offering, including shares sold under our distribution reinvestment plan.

Property Acquisitions

Spivey Junction

On December 5, 2014, we purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 81,475 rentable square feet located on approximately 10.51 acres of land in Stockbridge, Georgia (“Spivey Junction”) for approximately $11.7 million, exclusive of closing costs. We funded the purchase price with proceeds from this offering. Spivey Junction was purchased from MK EP Spivey, LLC, a Delaware limited liability company, which is not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, Spivey Junction was approximately 91% leased to 11 tenants, including a Kroger grocery store, which occupies 54,872 square feet at Spivey Junction. Based on the current condition of Spivey Junction, we do not believe that it will be necessary to make significant renovations to the property. We also believe that Spivey Junction is adequately insured.